DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

February 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 184 to the Registration Statement on Form N-1A of DWS ESG Global Bond Fund (“Fund”), a series of Deutsche DWS Global/International Fund, Inc. (“Registrant”) (Reg. Nos. 033-05724; 811-04670)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received on February 10, 2022. The Amendment was filed on behalf of the Fund on December 30, 2021 and has an effective date of March 1, 2022.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: Please explain why the use of estimated expenses for Class T is appropriate or revise the expense table to reflect actual expenses.

Response: Because the Fund’s Class T shares are not operational, and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

2.	Comment: Despite the fact that you have expanded the ESG disclosure, it still seems largely generic and does not give investors a concrete understanding of how the Fund will include or exclude investments based on ESG considerations. Please consider this concern when addressing our specific comments on the disclosure below.

Response: The Registrant has considered the Staff’s general observation when addressing the specific comments on the disclosure below.

3.	Comment: Please disclose whether the Fund’s ESG criteria is prioritized over returns, treated the same as returns, or is secondary to returns.

Response: As stated in the prospectus, the Fund seeks to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments that meet the Advisor’s sustainability criteria at the time of investment. Accordingly, the sustainability criteria used by the Advisor will limit the Fund’s investable universe; in this step of limiting the investable universe, the

Advisor does not take into account an issuer’s return potential. Apart from the limitations on the Fund’s investable universe resulting from the application of the sustainability criteria, the Fund still pursues its investment objective to seek total return, with an emphasis on current income (with capital appreciation as a secondary goal), and in doing so may further consider ESG factors, but only to the extent such ESG factors are deemed financially material.

4.	Comment: Please disclose how the Fund intends to measure and monitor whether it is achieving ESG-related impacts.

Response: The Fund does not hold itself out as an “impact fund,” as defined as a fund that seeks to generate a measurable social and environmental impact alongside a financial return (see for example, “Funds’ Use of ESG Integration and Sustainable Investing Strategies: An Introduction,” as published by the Investment Company Institute, July 2020, and “Global ESG Disclosure Standards for Investment Products,” as published by the CFA Institute, 2021). Accordingly, the Fund does not pursue a specific ESG-related impact, but rather, seeks to limit its investable universe to issuers that demonstrate a certain level of conduct related to their environmental, social and governance practices relative to peers. The Fund satisfies this by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in such issuers.

5.	Comment: Please disclose whether the Fund applies its ESG criteria to all investments or just 80% of its net assets per its Rule 35d-1 policy.

Response: The Registrant hereby confirms the Fund is managed in a manner consistent with SEC Rule 35d-1 by investing at least 80% of its net assets in securities which meet the Advisor’s sustainability criteria at the time of investment. The Fund may, at the discretion of portfolio management, invest up to 20% of the Fund’s net assets in investments that do not meet such sustainability criteria.

6.	Comment: We note that the Fund intends to use multiple third party ESG data providers. In the “Principal Investment Strategies,” please identify the primary providers that the Fund intends to use. Please also briefly summarize each provider’s criteria/methodology in the “Principal Investment Strategies.” Also consider any related principal risks related to the Fund’s use of third party data providers since the criteria used by providers can differ significantly.

Response: In defining the investable universe of the Fund, the Advisor (and by extension, the Fund) relies primarily on ESG data and ratings output from a DWS proprietary ESG tool. DWS, and not the Funds, contract with the third-party data providers. Accordingly, and due to the nature of the operation of the DWS proprietary ESG tool, we do not believe that naming each such data provider would provide useful information for investors. The ESG tool takes in data points from a number of leading commercial third-party data providers and non-governmental organizations on thousands of issuers and then uses a proprietary methodology to assign those data points to various ESG assessment categories and to further analyze the data under such assessment categories to arrive at various proprietary ratings for each of the issuers. Accordingly, the ESG data utilized by the Advisor is not necessarily reflective of any single data provider whose data is incorporated in the DWS proprietary ESG tool. For the same reason, we do not believe it would be practical or useful to summarize the data providers’ underlying methodologies. Moreover, data providers may be added to or removed from the DWS proprietary ESG tool at any time. We have considered the Staff’s comment regarding any related principal risks and have revised “ESG investing risk” accordingly. We believe that, as revised, this risk disclosure adequately addresses the Staff’s comment.

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7.	Comment: Please clarify what you mean by “securities covered by DWS research analysts.”

Response: The Registrant has revised the disclosure to clarify the internal assessment process.

8.	Comment: Please clarify what you mean by “an issuer’s future expected ESG development” and “plausibility of the data with regard to past or future events.” Also, when you refer to “an issuer’s willingness to engage in dialogues on ESG matters or corporate decisions,” do you mean willingness to engage in dialogues about these things with the Fund’s portfolio managers, shareholders or someone else? Please clarify.

Response: The Registrant has revised the disclosure to clarify the internal assessment process.

9.	Comment: Please confirm that you have listed all ESG factors that the Fund will consider in connection with its Principal Investment Strategies and, if so, replace the phrase “including among others” with “as follows” or something similar.

Response: The Registrant believes that the revised disclosure adequately reflects the sustainability criteria and other ESG factors considered in connection with the Fund’s Principal Investment Strategies.

10.	Comment: As written, the ESG-related investment criteria is too vague to give investors a sense of the criteria and data you consider in your decision making. For example, you say “Issuers that contribute less to climate change…or are less exposed to such risks receive better evaluations.” However, the disclosure does not address how you determine exposure or what you compare exposure against (relative to peers, absolute, etc.). In order to help us better understand your investment process and its disclosure, please provide an overview of how you evaluated the top 5 holdings from an ESG perspective. After reviewing your response, we may have additional comments on your current disclosure.

Response: The Registrant believes the disclosure, as revised, clarifies the Fund’s investment process as it relates to ESG. The Registrant hereby confirms that the requested overview of how the top five holdings were evaluated was delivered to the SEC by confidential email on February 22, 2022.

11.	Comment: Please specifically disclose how the Fund will apply its ESG criteria to US government bonds, foreign government bonds and mortgage- and asset-backed securities.

Response: The Registrant has revised the disclosure accordingly.

12.	Comment: How do all of these ESG assessments work together to help the portfolio manager(s) make investment decisions? What financial and credit criteria and portfolio construction parameters are employed? What is the relationship between the non-ESG and ESG criteria from an investment selection perspective? If the ESG criteria is simply “in addition to” other criteria, why is it given so much prominence in the disclosure relative to other criteria?

Response: As stated in the prospectus and as explained above in response to Comment 3, the Advisor’s sustainability criteria is used to identify (with respect to 80% of the Fund’s net assets) issuers that demonstrate a certain level of ESG quality, as measured by ESG ratings from the DWS proprietary ESG tool, thus limiting the Fund’s investable universe. Accordingly, the sustainability criteria is an integral part of the Fund’s principal investment strategies and therefore we do not believe that the related disclosures are given undue prominence.

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13.	Comment: Please clearly define the terms: “controversial sectors,” “relevant sectors,” “controversial business areas,” “controversial business activities,” “relevant business areas” and “relevant business activities.” Is there a percentage threshold for exclusion of a security from the Fund? Please disclose.

Response: The Registrant has revised the disclosure to focus on the DWS ESG Quality Assessment rating, which is the primary ESG rating utilized by the Fund. The Registrant believes the currently revised disclosure is appropriate given the relative consideration of the other ratings made available to portfolio management by the DWS ESG database.

14.	Comment: Please disclose whether the Fund’s investments in derivatives will be subject to its ESG criteria.

Response: The Registrant confirms that the Fund’s investments in derivatives will not be subject to ESG consideration.

15.	Comment: In the discussion of Past performance the prospectus states that “Class T had not commenced investment operations as of the date of this prospectus” in other parts of the prospectus (for example, beneath the heading “To Place Orders” in the summary section of the prospectus) you state that “Class T shares are closed to new purchases, except in connection with the reinvestment of dividends or other distributions where Class T shares have been issued.” Please reconcile.

Response: Class T shares for the Fund have not commenced operations. However, other DWS funds have Class T shares that are operational. The language under “To Place Orders” is describing, in general terms, restrictions that apply to various share classes and does include the phrase “where Class T shares have been issued” to clarify the limited applicability of the sentence. We do not believe that the two references to Class T shares are in conflict, given the differing purposes of the two references. However, we will consider revising the noted language in future prospectus updates.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Senior Legal Counsel

cc. John Marten, Esq., Vedder Price PC

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